Special Meeting of Shareholders

January 11, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 -Continuous Disclosure Obligations
Section 11.3

		Votes by Ballot
Matter of Business	Outcome of Vote	Votes For	Votes Against
The approval of an arrangement under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Appendix 1 to the Arrangement Agreement dated as of December 7, 2006 between Paramount Resources Ltd. and MGM Energy Corporation, which Arrangement Agreement is attached as Appendix C to the information circular of Paramount Resources Ltd. dated December 8, 2006 (the "Information Circular").	Passed by shareholders	99.96%	0.04%

The approval of a stock option plan for MGM Energy Corp. in the form set out in Appendix F to the Information Circular	Passed by shareholders	65.13%	34.87%
The approval of the grant of stock options to officers, directors and employees of MGM Energy Corp. as described in the Information Circular	Passed by shareholders	64.22%	35.78%